June 26, 2015

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Barbara C. Jacobs

RE:	Rapid7, Inc.

Registration Statement on Form S-1

Filed June 11, 2015

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 8, 2015

File No. 333-204874

Ladies and Gentlemen:

On behalf of Rapid7, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 23, 2015, regarding the Company’s Confidential Draft Registration Statement on Form S-1 submitted on June 8, 2015, and the Company’s Registration Statement on Form S-1, filed on June 11, 2015 (the “Registration Statement”). The Company is also filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). We are sending the Staff a hard copy of this letter and the Amended Registration Statement, including a version of the Amended Registration Statement that is marked to show changes to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the paragraphs below corresponds to the numbering of the comments received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

General

1.	You state on page 29 that you are aware of exports of your products by persons and organizations that appear to be located in countries that are the subject of U.S. embargoes, but you do not identify the countries. You discuss on page 53 your sales in the Middle East and Africa, regions that include Iran, Sudan and Syria. Your website includes a form and drop down menu that appear to allow companies in Iran, Sudan and Syria to become your partners.

Iran, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

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and Syria, if any, whether through subsidiaries, affiliates, partners, customers, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not currently have, and has not previously had, any partners in countries subject to U.S. economic embargoes. Further, the Company has not received any revenue from partners or direct end-users in any country subject to U.S. economic embargoes, including through any subsidiary, affiliate, partner, customer, joint venture or other direct or indirect arrangement. The form and drop down menu on the partner registration page of the Company’s website referenced in the Staff’s comment is the result of an inadvertent oversight by the Company. The option to select embargoed countries is not available in other drop down menus on the Company’s website and the Company has now removed embargoed countries from the drop down menu that is referenced in the Staff’s comment.

Further, the Company advises the Staff that it has implemented and actively maintains the following screens and controls intended to prevent transactions with persons and entities in countries subject to U.S. embargoes:

•	Akamai Web Traffic Screen. The Company, through its Akamai service, blocks all web traffic to and from embargoed countries. In addition, in the case of prospective partner arrangements, all applications are screened by Company personnel, which would flag and block any partner from an embargoed country.

•	Product Download Screens. Upon receipt of a product download request, the Company’s NetSuite service checks the IP address of the requestor and will immediately invalidate a license if the IP address is linked to an embargoed country.

•	Product Update Screens. When end-user software contacts the Company’s server for an available update, the IP address is screened. If an IP address, whether at first download or any subsequent access, shows a match to an embargoed country, the license is invalidated and no further updates are permitted.

In addition to the foregoing automatic screens, the Company conducts a manual review of every sale and download request to ensure that an export license is not required. This manual review also allows the Company to identify and block transactions involving end-users in embargoed countries.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

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The Company further advises the Staff that the discussion on page 30 of the Amended Registration Statement relates to the Company’s voluntary self-disclosures to the U.S. Commerce Department’s Bureau of Industry and Security and to the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) that outlined apparent violations of U.S. trade sanction and economic embargo programs. These apparent violations involved downloads of free and trial versions of the Company’s Metasploit products from IP addresses associated with Cuba, Iran, Sudan and Syria. As noted above, the Company did not derive any revenue from these downloads and the Company advises the Staff that it continues to improve its automated and manual controls on an ongoing, continuous basis. Moreover, OFAC informed the Company on May 22, 2015 that it has closed the Company’s voluntary self-disclosure with a Cautionary Letter. In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 103 of the Amended Registration Statement.

2.	Please discuss the materiality of any contacts with Iran, Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has no contracts, material or otherwise, with any end user, partner or other entity in Cuba, Iran, Sudan, Syria or any other country subject to U.S. economic embargoes. As the Company has no contracts or relationships with such parties, and as the downloads at issue involved only free and trial product versions, the Company does not believe that it currently bears any financial, reputational risk or potential impact to share value relative to parties in Cuba, Iran, Sudan, Syria or any other country subject to U.S. economic embargoes. In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 103 of the Amended Registration Statement.

3.	You indicate on page 55 that you believe you are well positioned to capitalize on shifts in “enterprise information security.” Systems, equipment and components for “information security” are included in the Department of Commerce’s Commerce Control List. Please tell us whether any contacts with Iran, Sudan or Syria you describe in response to the comments above involve products or technology that are dual use or otherwise have military applications, or are included in the Commerce Control List.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

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Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s products are each classified under Export Control Classification Number (ECCN) 5D002 on the Commerce Control List. Further, as noted in response to comment #2 above, the Company does not have any contracts, material or otherwise, with any end user, partner or other entity in Cuba, Iran, Sudan, Syria or any other country subject to U.S. economic embargoes. As the Company has no contracts with persons in embargoed countries and as the downloads at issue involved only free and trial product versions, the Company does not believe that it currently bears any financial, reputational risk or potential impact to share value relative to parties in Cuba, Iran, Sudan, Syria or any other country subject to U.S. economic embargoes.

4.	We will contact you separately about the graphics provided in your filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover art graphics in the Amended Registration Statement in accordance with the comments orally conveyed by the Staff.

Notes to the Consolidated Financial Statements

Note (f) Revenue recognition, page F-8

5.	We note your response to prior comment 21. Tell us when professional services are delivered and whether such services commence upon delivery of the software license. Further, describe circumstances where the professional services will be provided for a performance period that exceeds the maintenance and support period.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the professional services that are sold together with software licenses primarily represent deployment and training services. The deployment and training services typically commence upon delivery of the related software license and are completed within the first 90 days following delivery of the software license. As noted in the Company’s prior response, these professional services are not essential to the functionality of the software and the Company has determined that it does not have VSOE of the selling price for the elements comprising these multiple-element arrangements. Therefore, revenue recognition with respect to the professional services begins upon the delivery of the software. Revenue is thereafter recognized ratably over the maintenance and support period of the associated software license. The Company further advises the Staff that it is not currently a party to any material multiple-element arrangements that include professional services where the period of performance for the professional services is longer than the period of performance for maintenance and support of the associated software license, nor does the Company intend to enter into

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

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any such multiple-element arrangements. In response to the Staff’s comment, the Company has revised the disclosure on pages 74, F-8 and F-9 of the Amended Registration Statement.

6.	We note your response to prior comment 22. Please clarify your accounting for multiple arrangements that include both software and non-software elements to indicate whether the non-software elements consist of more than one deliverable. In this regard, tell us whether each non-software element represents one unit of accounting and no one deliverable has stand-alone value. In addition, please revise to define BESP and clearly state that you could not determine VSOE or TPE.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that non-software elements included in multiple-element arrangements consist of a single deliverable that has stand-alone value and that represents a single unit of accounting. In response to the Staff’s comment, the Company has revised the disclosure on pages 74, F-8 and F-9 of the Amended Registration Statement.

Note (8) Redeemable Convertible Preferred Stock and Common Stock, page F-18

7.	We have reviewed your response to prior comment 23. Once you have determined your price range, please disclose the accounting impact and value of the IPO Participation Payment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will disclose the accounting impact and value of the IPO Participation Payment once it has determined a price range. In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Amended Registration Statement.

Note (16) Subsequent Events (Unaudited), page F-30

8.	We note in your supplemental response letter dated June 17, 2015, that you granted additional options to acquire common stock on May 5, 2015. Please expand your subsequent events footnote disclosure to identify this grant, including the number of options granted, as well as the exercise price.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 76, 79, 80 and F-31 of the Amended Registration Statement.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

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Item 15. Recent Sales of Unregistered Securities, page II-2

9.	We note that you issued 9,091 shares of common stock as partial consideration for the acquisition of NT OBJECTives, Inc. Please disclose the facts that made the Section 4(a)(2) exemption available.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the 9,091 shares of common stock issued as partial consideration of the acquisition of NTOBJECTives, Inc. were issued to a single accredited investor who was a security holder of NTOBJECTives, Inc. in a transaction that did not involve a public offering of securities nor a general solicitation therefor. In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of the Amended Registration Statement.

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Please fax any additional comment letters concerning the Amended Registration Statement to (617) 937-2400 and direct any questions or comments concerning the Amended Registration Statement or this response letter to the undersigned at (617) 937-2357 or Richard C. Segal at (617) 937-2332.

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Corey Thomas, Chief Executive Officer, Rapid7, Inc.

Steven Gatoff, Chief Financial Officer, Rapid7, Inc.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM